Zai Lab Limited

4560 Jinke Road

Bldg. 1, Fourth Floor

Pudong

Shanghai, China 201210

September 15, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Suzanne Hayes / Vanessa Robertson
James Rosenberg / Chris Edwards

Re:	Zai Lab Limited
Registration Statement on Form F-1, as amended (File No. 333-219980)
Registration Statement on Form 8-A (Registration No. 001-38205)

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, Zai Lab Limited (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “F-1 Registration Statement”) be accelerated to, and that the Registration Statement become effective at, 4:00 pm Eastern Daylight Time on September 19, 2017, or as soon thereafter as practicable.

The Company also requests that the Registration Statement on Form 8-A under the Securities Exchange Act of 1933, as amended, covering the American depositary shares representing ordinary shares of the Company (the “Registration Statement on Form 8-A,” together with the F-1 Registration Statement, the “Registration Statements”), be declared effective concurrently with the F-1 Registration Statement.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Ropes & Gray LLP.

The Company understands that J.P. Morgan Securities LLC, Citigroup Global Markets Inc. and Leerink Partners LLC, on behalf of the prospective underwriters of the offering, have joined in this request in a separate letter delivered to you today.

The Company hereby acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

Zai Lab Limited

By:	/s/ Samantha Du
	Name:	Samantha Du
	Title:	Chief Executive Officer